October 18, 2007

United States Securities and Exchange Commission	BY EDGAR AND OVERNIGHT MAIL
100 F Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings
Assistant Director

Re:	Gander Mountain Company
Registration Statement on Form S-3
File No. 333-145643
Filed August 23, 2007

Ladies and Gentlemen:

On behalf of Gander Mountain Company, a Minnesota corporation (the “Company”), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Mr. Owings’s letter dated September 19, 2007 to Robert J. Vold, Chief Financial Officer of the Company, on the registration statement referenced above (the “Registration Statement”).  This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that was filed by the Company on the date hereof with the Commission.  This letter also serves to file via electronic transmission a copy of Amendment No. 1 pursuant to Rule 101(a)(2)(i) of Regulation S-T.  This letter contains the responses to the Staff’s comments.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the Company’s response.

General

1.             We note that you are registering for resale a total of 6,130,183 shares, including 5,701,255 shares offered by Gratco, an entity controlled by your chairman of the board, and that a total of 5,701,255 shares of your outstanding common stock are held by non-affiliates. Please advise us of the basis for determining that the transaction is appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) on a shelf basis. Alternatively, please fix the price of the shares to be offered for resale for the duration of the offering as this offering would not appear to be able to be made “at the market” pursuant to Rule 415(a)(4) if the offering is by or on behalf of the registrant. With respect to the shares offered by each selling stockholder, please address the following factors in your analysis:

•                        how long the selling shareholders have held the securities,

•                        the circumstances under which the selling shareholders received the securities,

•                        the selling shareholders’ relationship to the issuer,

•                        the amount of securities involved,

•                        whether the sellers are in the business of underwriting securities, and

•                        whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Please refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation No. D.29. (July 1997).

The Company respectfully submits that the proposed resale of the shares of common stock of the Company under the Registration Statement is not a primary offering on behalf of the Company and that the shares may be registered for resale under the Registration Statement pursuant to Rule 415(a)(1)(i).  The Company believes that the facts described below demonstrate that the selling shareholders are neither the alter ego of the Company nor acting as underwriters for an offering by the Company.

Telephone Interpretation 29 of the Rule 415 Telephone Interpretations (July 1997) sets forth the six factors identified above for determining whether a purported secondary offering is really a primary offering.  The application of these considerations to the facts underlying the resale of the shares by the selling shareholders will show that such resale is not a primary offering on behalf of the Company.

The selling stockholders have held the shares for a significant amount of time.

Dennis Lindahl, Lynn Anderson and Stephen Watson acquired the shares in 1997 from the Company’s predecessor when they were employees of the Company.

Gratco, LLC purchased the shares it is proposing to sell under the Registration Statement on December 13, 2006.  In the purchase agreement, Gratco agreed that the shares would constitute “restricted securities.”  Gratco also agreed that the shares would contain a restrictive legend and that a stop-transfer order could be placed against transfer of the certificates for such shares.  Moreover, there is no contractual arrangement whereby Gratco can require the Company to repurchase or redeem the shares. Consequently, Gratco has borne, and will continue to bear, the risk of owning the shares for an indefinite period of time unless the shares are resold pursuant to an effective registration statement under the Securities Act of 1933, or Gratco can resell the Shares relying on another applicable exemption from the registration requirements of the Securities Act of 1933.  Accordingly, the shares owned by Gratco have been subject to market risk for over 300 days and throughout such period of time Gratco held the shares for investment purposes.  Indeed, while the Company agreed to register the shares for resale under the Securities Act of 1933, the Company was not obligated to effect the registration until 480 days following the closing – a period of time exposing Gratco to significant market risk far exceeding the customary time periods for short-term investments.

The selling stockholders either received the shares in connection with their prior employment with the Company or purchased the shares from the Company in a negotiated transaction.

Dennis Lindahl, Lynn Anderson and Stephen Watson acquired the shares in 1997 from the Company’s predecessor when they were employees of the Company.  As of the date hereof, none of these individuals are employees, officers or directors of the Company.  The Company has not entered into any agreements with these individuals obligating the Company to register their shares.

Gratco purchased its shares in a negotiated transaction with the Company.  At the time of purchase, no affiliates of Gratco were officers or directors of the Company.  Gratco purchased the shares in exchange for an aggregate purchase price of $50.0 million, or $8.77 per share.  The per share price of the stock purchase was equal to the closing market value per share of the Company’s common stock on December 11, 2006.  The purchase price for the shares was paid by surrendering for cancellation a $20 million promissory note and by delivering cash for the balance of the purchase price.  The closing of the stock purchase was not conditioned upon the filing or effectiveness of a registration statement for the resale of the shares by Gratco. However, the Company agreed to register the shares for resale under the Securities Act of 1933 within a specified period of time following the closing of the stock purchase, which was 480 days following the closing – a period of time exposing Gratco to significant market risk far exceeding the customary time periods for short-term investments.  In no event will the number of shares be increased or otherwise adjusted if the Registration Statement is not declared effective in a timely manner or if the Registration Statement does not remain effective. Therefore, Gratco will continue to bear the investment risk of owning the shares until such time as they sell the shares.

The relationship between the selling stockholders and the Company does not resemble one of an underwriter or an issuer.

Section 2(a)(11) of the Securities Act of 1933 defines the term “underwriter” to mean “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission.  As used in this paragraph the term “issuer” shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.”  As described below, in connection with the purchase of the shares, each selling stockholder represented to the Company that such stockholder was acquiring the shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of such shares and that it did not have any agreement or understanding (directly or indirectly) with any person to distribute any of the shares.

Dennis Lindahl, Lynn Anderson and Stephen Watson acquired the shares in 1997 from the Company’s predecessor when they were employees of the Company.  As of the date hereof, none of these individuals are employees, officers or directors of the Company.  In the aggregate, these employees own approximately 2% of the Company’s outstanding capital stock.

The Company issued the shares to Gratco and agreed to provide certain registration rights to Gratco solely to induce Gratco to convert its outstanding promissory note into shares and to purchase additional shares from the Company.  At the time of the sale of the shares to Gratco, Gratco was an independent third party and none of its affiliates were directors or officers of the Company.  Moreover, at the time of purchase, Holiday StationStores, Inc. and members of the Erickson family who own Holiday StationStores held over 50% of our outstanding common stock.  Holiday StationStores, Inc. and members of the Erickson family are not affiliates of Gratco.

In the purchase agreements for the shares, each selling shareholder represented to the Company that it was acquiring the shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of such shares.  The Company is not entitled to and will not receive any of the proceeds from the sales of shares by the selling shareholders and such sales will be made by, and for the accounts of, each selling shareholders.  Accordingly, the Company does not believe the selling shareholders’ relationship with the Company is indicative of an indirect primary offering on behalf of the Company.

The Shares held by the selling shareholders currently represent approximately 31% of the issued and outstanding shares of capital stock of the Company.

The shares currently constitute, and at the time of issuance of the shares to Gratco constituted, approximately 31% of the Company’s issued and outstanding shares of capital stock.  In the past, issuers engaged in PIPE transactions have frequently relied upon Rule 415(a)(1)(i) to register the resale of securities on a continuous basis, often in amounts far exceeding the 31% figure for this offering.  As noted above, Gratco acquired its shares over 300 days ago and the other selling stockholders acquired their shares in 1997, nearly ten years ago.  The significant time between the date of issuance of the shares and the filing of the Registration Statement is further evidence that this is not the type of registration for which the Staff has prevented issuers from relying upon Rule 415(a)(1)(i).

The selling shareholders are not in the business of underwriting securities.

The Company has been advised by the selling shareholders that they are not in the business of underwriting securities. The Company has further been advised by Gratco that it is a private investment fund that invests long-term in securities of public and private companies engaged in various industries. Gratco is not engaged in the public distribution of securities.

Under all the circumstances, the selling shareholders are not acting as a conduit for the Company.

The Company believes that the circumstances described above, including the acquisition of the shares from the Company, the market risks incurred by the selling shareholders as a result of owning the shares for a significant period of time without the ability to sell them in the public market and the fact that the selling shareholders are not in the business of underwriting securities, support the conclusion that the selling shareholders are not acting as a conduit for the Company.

Where You Can Find More Information and Incorporation of Certain…, page iii

2.                                     We note that you have not incorporated by reference your current reports on Forms 8-K that you filed on September 17, 2007, March 5, 2007 and February 16, 2007. Please revise to incorporate these documents by reference.

The Registration Statement has been revised as requested.

3.                                     Also, please include in this section your Quarterly Report on Form 10-Q for the period ended August 4, 2007 that you filed on September 18, 2007.

The Registration Statement has been revised as requested.

Selling Shareholders, page 10

4.                                     Please tell us whether your selling shareholders are broker-dealers or affiliated with broker-dealers. If any of your selling shareholders are broker-dealers, please disclose that he, she, or it is an “underwriter” within the meaning of the Securities Act of 1933. Also, if applicable, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state that the selling shareholder is a broker-dealer, and to state that the selling shareholder is an underwriter with respect to the shares that it is offering for resale.

None of the selling shareholders are broker-dealers or affiliated with broker-dealers.

5.             Further, if any of your selling shareholders are affiliates of a broker-dealer, please disclose, if true, that:

•     the seller purchased the shares in the ordinary course of business, and

•     at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.

None of the selling shareholders are broker-dealers or affiliated with broker-dealers.

Item 17 Undertakings. page II-2

6.                                     We note that you have included in paragraph (a)(4)(b) of this section the undertakings required for a company relying on Rule 430B. Instead, it appears that you should, in fact, include the undertakings required for a company relying on Rule 430C. Therefore, please replace the undertakings required for Rule 430B with the undertakings required by Rule 430C, which can be found in Item 512(a)(5)(ii) of Regulation S-K, or tell us why it is not appropriate for you to do so.

The Registration Statement has been revised as requested.

Exhibit Index, page II-5

7.                                     Please revise footnote (4) to state that the Current Report on Form 8-K that was filed on December 13, 2007 as opposed to December 13, 2006.

The Registration Statement has been revised as requested.

We wish to thank the Staff for promptly completing its review of the Registration Statement.

If we can facilitate the Staff’s review of Amendment No. 1, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-8419 or Morgan Burns at (612) 766-7136.  Either of us may also be reached toll-free at (800) 328-4393.  Our fax number is (612) 766-1600.  Thank you again for your time and consideration.

Very truly yours,

/s/ Jonathan R. Zimmerman
Jonathan R. Zimmerman

cc:	John Fieldsend, Staff Attorney (by overnight mail)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Robert J. Vold (by e-mail)
Eric R. Jacobsen (by e-mail)
W. Morgan Burns (by e-mail)